[redacted]

09057578

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-02399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2007 (MM/DD/YY) AND ENDING September 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.A. Davidson & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 3rd Street North

(No. and Street)

Great Falls	MT	59401
(City)	(State)	(Zip Code)

SEC Mail Processing Section

FEB 25 2009

Washington, DC

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP

(Name – *if individual, state last, first, middle name*)

999 Third Ave., Suite 2800	Seattle	WA	98104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 10 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tom Nelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.A. Davidson Co., as of September 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security amounts of principal officers and directors that are classified as customer accounts (debits $ 2,549,305.80, credits $ 83,017.59)

Signature

CFO

Title

Notary Public Susan R. Dell
Residing at Great Falls, MT - My commission expires 2-14-12

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

D.A. DAVIDSON & CO.

Independent Auditor's Report and Statements of Financial Condition

September 30, 2008 and 2007

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
D.A. Davidson & Co.

We have audited the accompanying statements of financial condition of D.A. Davidson & Co. (a wholly-owned subsidiary of Davidson Companies) as of September 30, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above presents fairly, in all material respects, the financial position of D.A. Davidson & Co. as of September 30, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Seattle, Washington
November 21, 2008

D.A. DAVIDSON & CO.

Statements of Financial Condition

September 30, 2008 and 2007

Assets		2008	2007
Cash and cash equivalents	$	78,264,792	83,749,727
Receivables:			
Customers, net		91,236,321	65,081,758
Brokers, dealers and clearing organizations		6,395,819	2,952,081
Related parties		2,657,120	2,189,576
Other		4,964,738	4,084,127
		105,253,998	74,307,542
Securities at market value		15,777,716	31,337,118
Equipment and leasehold improvements (less accumulated depreciation and amortization of $16,891,926 in 2008 and $15,782,004 in 2007)		8,952,758	8,531,506
Income taxes receivable		2,203,895	457,545
Notes receivable, net		17,382,581	13,134,249
Goodwill, net		2,395,337	2,395,337
Other assets		11,029,599	6,187,709
Deferred tax asset, net		6,368,585	7,303,905
		48,332,755	38,010,251
	$	247,629,261	227,404,638
Liabilities and Shareholder's Equity			
Liabilities:			
Checks in advance of deposits	$	6,738,292	—
Payables:			
Brokers, dealers and clearing organizations		12,676,613	16,720,186
Customers		50,282,231	51,520,986
Related parties		10,213,454	9,139,548
Market value of securities sold, but not yet purchased		538,166	1,470,828
Accrued payroll and profit sharing		36,498,720	37,427,785
Other payables and accrued liabilities		8,501,681	6,496,203
Total liabilities		125,449,157	122,775,536
Commitments and contingencies			
Shareholder's equity:			
Common stock ($.10 par value. Authorized 3,000,000 shares; 1,000 shares issued and outstanding)		100	100
Additional paid-in capital		16,265,445	14,549,247
Retained earnings		105,914,559	90,079,755
Total shareholder's equity		122,180,104	104,629,102
	$	247,629,261	227,404,638

See accompanying notes to the financial statements.

(1) Summary of Significant Accounting Policies

Organization

D.A. Davidson & Co. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company is a Montana corporation that is a wholly-owned subsidiary of Davidson Companies (the Parent). The Company's activities as a securities broker-dealer comprise several classes of services, including principal transactions, agency transactions, investment banking and investment advisory services. These services are provided to its customers throughout the nation from its offices primarily located in the Pacific Northwest and Rocky Mountain regions.

(a) Revenue Recognition

Customer securities transactions are reported on a trade date basis. Proprietary securities transactions are reported on a trade date basis and the related gains or losses are recorded in principal trading. Amounts receivable and payable for proprietary securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by the Company with the related gains and losses recorded in principal trading. Investment banking revenues include management fees earned from securities offerings in which the Company acts as an underwriter or agent and fees earned from providing financial advisory services. Investment banking management fees and sales commissions are recorded on the offering date and underwriting fees are recognized at the time the underwriting is completed and the gain or loss is readily determinable. Advisory and administrative fees are recorded as earned, with billed but not paid amounts reflected as accounts receivable and amounts received but not earned reflected as deferred fee income. Investment company administrative 12b-1 fees are recorded when received.

(b) Securities Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(c) Securities

Securities at September 30, 2008 and 2007 consist of bonds, stocks and other investments. The Company classifies its investments as trading securities. Securities are bought and held principally as inventory for the purpose of sales in the near term. Securities are recorded at fair value, or estimated fair value, with unrealized gains and losses included in investment income.

(d) ***Income Taxes***

The Company and its sister corporations are included in the consolidated federal and combined state income tax returns filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis. Amounts are included in related parties receivables and payables for income tax payments made by the Company on behalf of the Parent and sister corporations. As of September 30, 2008 and 2007, receivables were $811,098 and $677,970, respectively, and payables were $214,855 and $270,400, respectively.

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

(e) ***Cash Equivalents***

Cash equivalents consist primarily of money market funds which invest in United States Treasury bills, notes and commercial paper with original maturities of 90 days or less and amounted to $67,400,000 and $78,000,000 at September 30, 2008 and 2007, respectively. The Company places its cash in high quality credit institutions. At times, cash balances may exceed Federal Deposit Insurance Corporation (FDIC) insurance limits.

(f) ***Receivable From and Payable to Customers***

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

(g) ***Equipment and Leasehold Improvements***

Equipment and leasehold improvements are recorded at cost. Depreciation is provided on a straight-line or accelerated basis using estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Estimated useful lives range from 2 to 10 years.

(h) *Goodwill and Other Intangible Assets*

Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets*. As of September 30, 2008 and 2007 the balance of goodwill was $2,395,337.

The Company is required to identify the related reporting unit that pertains to any goodwill balance and to test goodwill for impairment by comparing the fair value of the reporting unit to the carrying amount of the goodwill. The Company has identified its related reporting unit as its equity capital markets business and has allocated goodwill accordingly. The Company estimated the fair value of the reporting unit and determined that the unit's fair value exceeds its carrying value, and consequently, no impairment is evident at September 30, 2008 and 2007.

(i) *Allowance for Doubtful and Impaired Receivables*

The Company provides an allowance for losses on doubtful and impaired customer accounts and notes receivable based on management's evaluation of existing accounts outstanding and historical experience related to such activity. A receivable is considered impaired when, based upon current information and events, it is probable that the Company will be unable to collect, on a timely basis, all principal and interest according to the contractual terms of the receivable's original agreement. When a specific receivable is determined to be doubtful or impaired, the allowance for receivables is increased through a charge to expense for the amount of the estimated loss or impairment.

The Company's investment in impaired customer accounts and notes receivable for which there is no related allowance for credit losses totaled $672,500 and $700,000 at September 30, 2008 and 2007, respectively. Allowances for estimated losses and impairment on customer accounts and notes receivable totaled $960,158 and $1,262,483 at September 30, 2008 and 2007, respectively.

(j) *Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The Company considers its more significant estimates to include the accrual for legal claims, reserves for claims under the Company's self-insured employee medical plan, the valuation of securities that are not readily marketable, allowances for doubtful and impaired receivables, and the volatility of Parent's stock used in computing the SFAS 123R value of stock options granted.

(k) ***Stock-Based Compensation***

On October 1, 2006, the Company adopted the provisions of SFAS No. 123R, Share-Based Payment (SFAS 123R), which requires recognition of expense related to the fair value of share-based compensation. As a nonpublic entity that used the minimum value method of measuring equity share options and similar instruments for pro forma disclosure purposes under Statement 123, the Company adopted SFAS 123R using the prospective transition method. Under the prospective transition method, SFAS 123R applies to new awards and to awards modified, repurchased, or cancelled after the required effective date. Any awards outstanding at the date of initial application are accounted for using the accounting principles originally applied to those awards (the provisions of Opinion 25 and its related interpretive guidance).

Compensation cost recognized for the years ended September 30, 2008 and 2007 includes compensation cost for all share-based compensation granted subsequent to October 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R, recognized using the straight-line attribution method.

(l) ***Impairment of Long-Lived Assets***

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, long-lived assets such as property, plant and equipment, and intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an asset is deemed impaired and an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company did not record any impairment charges during the years ended September 30, 2008 and 2007. At September 30, 2008 and 2007, there were no long-lived assets that were considered impaired.

(m) ***Advertising***

The Company expenses its advertising costs as incurred.

(n) Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is currently effective for the Company's fiscal year beginning October 1, 2008. However, the FASB is currently considering postponing the effective date of FIN 48 for non-public companies. The Company is currently assessing the impact that FIN 48 may have on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurement. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. SFAS 157 will be effective for the Company's fiscal year beginning October 1, 2008. The Company does not expect that SFAS 157 will have a significant impact on its financial statements.

(2) Net Capital Requirements

D.A. Davidson & Co. is subject to the Uniform Net Capital Rule (15c3-1) pursuant to the Securities Exchange Act of 1934. Under the alternate method, the Company is required to maintain a net capital amount in excess of the greater of $250,000 or 2% of aggregate debit balances as defined in the Formula for Reserve Requirements under SEC Rule 15c3-3. At September 30, 2008, the Company's net capital of $68,819,032 was 76.3% of aggregate debit items and net capital exceeded the required capital of $1,804,124 by $67,014,908.

The net capital computation included in the Company's FOCUS report and filed with the Financial Industry Regulatory Authority on October 23, 2008 reported net capital of $69,524,928, which differed from the amount above due to period end adjustments for net income, income taxes receivable and other items.

(3) Receivables From and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations consist of the following:

		Receivable	Payable
September 30, 2008:			
Deposits for securities borrowed/loaned	$	64,000	–
Securities failed-to-deliver/receive		1,695,172	10,496,888
Unsettled proprietary trades		2,899,631	–
Other		1,737,016	2,179,725
	$	6,395,819	12,676,613

		Receivable	Payable
September 30, 2007:			
Deposits for securities borrowed/loaned	$	947,600	–
Securities failed-to-deliver/receive		984,181	2,044,961
Unsettled proprietary trades		–	8,557,885
Other		1,020,300	6,117,340
	$	2,952,081	16,720,186

The Company held securities belonging to counterparties as collateral under stock borrow agreements, with the right to re-pledge or sell the assets, with fair market values of $59,720 and $919,739 as of September 30, 2008 and 2007, respectively.

(4) Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, consist of trading and investment securities as follows:

		2008		2007	
		Owned	Sold, Not Yet Purchased	Owned	Sold, Not Yet Purchased
Bonds	$	11,428,792	79,082	23,241,428	1,169,679
Stocks		3,077,793	459,084	6,811,278	301,149
Other		1,271,131	–	1,284,412	–
	$	15,777,716	538,166	31,337,118	1,470,828

Other securities include private investments which are not readily marketable. Securities not readily marketable also includes certain non-rated municipal bonds and warrants, totaling $5,139,942 and $7,850,771 as of September 30, 2008 and 2007, respectively, for which there is no market on a securities exchange or no independent publicly quoted market. The Company records its investments in securities which are not readily marketable at estimated fair value.

(5) Secured and Unsecured Loans

The Company has one revolving line of credit totaling $40,000,000, secured by certain Company or customer margin assets, and one unsecured revolving line of credit for $10,000,000. The revolving lines of credit bear interest at an intra-day federal funds rate plus .625% for the secured line and 1.0% for the unsecured line. The lines of credit do not have an expiration date and there were no outstanding borrowings under the lines of credit at September 30, 2008 or 2007.

(6) Employee Benefit Plans

Employees of the Company participate in the Parent's retirement savings and profit sharing plan and employee stock ownership plan. Each plan is a defined contribution plan covering all employees who have completed a year of service. Participants become 100% vested in the employer contribution account after seven years of service. The proportionate cost of the respective plans is borne by the Company through annual contributions in amounts determined by the board of directors of the Parent. Investments of the employee stock ownership plan consist entirely of common stock of the Parent. The Parent's common stock is appraised twice annually including as of the end of each plan year by an independent certified business appraiser to determine the current fair market value.

Participants may contribute to the Parent's retirement savings and profit sharing plan under the retirement savings portion of the plan. Contributions are based on a participant's choice of a percentage up to limits established by the plan.

(7) Income Taxes

Differences between the financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of deferred tax assets and liabilities are as follows:

		2008	2007
Deferred tax assets:			
Employee compensation and benefits	$	5,116,083	6,372,832
Equipment and leasehold improvements, principally differences in depreciation		1,076,583	1,112,839
Allowance for doubtful receivables		18,006	138,687
Accrued expenses		275,847	289,350
Other		429,109	92,382
Total deferred tax assets		6,915,628	8,006,090
Deferred tax liabilities:			
Prepaid expenses		415,488	637,510
State taxes		131,555	64,675
Total deferred tax liabilities		547,043	702,185
Net deferred tax asset	$	6,368,585	7,303,905

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and estimates of future taxable income over the periods in which the deferred tax assets are deductible, at September 30, 2008, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(8) Related Party Transactions

The Parent wholly owns the Company and the Company's five sister corporations: Davidson Investment Advisors, Inc., Davidson Travel, Inc., Davidson Trust Co., Davidson Fixed Income Management, Inc. and Davidson Funding Company 1. Additional related parties consist of significant shareholders of the Parent, directors and principal officers.

Notes receivable consist of unsecured loans to the Company's financial consultants. These notes earn interest at rates consistent with current market rates and are repaid over a term of three to ten years. Repayment is generally made with the consultants' bonus compensation.

The Company rents its Great Falls office space, at terms which it considers to be fair market value, from a Partnership whose partners include a significant shareholder of the Parent and his immediate family.

In the normal course of business, the Company advances funds to and receives funds from the Parent and sister corporations. These receivables and payables bear interest at broker call rates and consisted of $50,515 and $923,031 of receivables and $10,130,437 and $9,010,550 of payables at September 30, 2008 and 2007, respectively.

(9) Stock Based Compensation

The Parent's stock option plan (the Plan) provides for the granting of Parent common stock options to officers, key employees and directors of the Parent and its subsidiaries. All options currently outstanding vest or are earned over periods ranging from one to four years.

Stock options for D.A. Davidson & Co.'s portion of the Plan are as follows:

	Options Outstanding		
	Weighted Average Remaining Contractual Life	Number of Shares	Weighted Average Exercise Price
Outstanding at September 30, 2008	28 months	617,343	$ 16.09
Exercisable at September 30, 2008	19 months	268,885	$ 14.40

Proceeds received by the Parent on exercises of stock options were $1,806,645 and $1,658,691 for the years ended September 30, 2008 and 2007, respectively. Options issued by the Parent are incentive stock options, which generally do not provide any tax benefit for the Parent or the Company. The Company expects all its outstanding options to vest.

As of September 30, 2008 and 2007 there was $559,736 and $459,917 of total unrecognized compensation cost related to options granted during fiscal 2008 and 2007. Those costs are expected to be recognized over the remaining weighted average vesting period of 3.1 (2008 options) and 2.3 (2007 options) years as of September 30, 2008.

The Company has compensation agreements with certain employees which provide for the issuance of its Parent's stock in future years, upon satisfaction of vesting requirements. In addition, the Company offers restricted stock grants of the Parent, in which shares of the Parent are issued subject to forfeiture if vesting conditions are not satisfied. There was $2,451,807 and $2,330,625 of total unrecognized compensation related to these share-based awards as of September 30, 2008 and September 30, 2007. Those costs are expected to be recognized over the remaining weighted average vesting period of 3.3 (2008 grants) and 3.2 (2007 grants) years as of September 30, 2008.

The Company also has a non-compensatory employee stock purchase plan which allows employees to purchase stock of the Parent at a discount subject to certain limits specified by the plan.

(10) Off-Balance-Sheet Risk

In the normal course of business, the Company enters into when-issued underwriting and purchase commitments. Transactions relating to such commitments open at September 30, 2008, and subsequently settled, had no material effect on the financial statements.

The Company's normal business activities also involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets. These risks are not recorded in the statement of financial condition.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account and will therefore be obligated to purchase such securities at a later date. The Company has recorded these obligations in the financial statements at market values of the related securities and will incur a loss in the event prices increase subsequent to year end.

The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

A portion of the Company's customer activity involves the sale of securities not yet purchased and the writing of option contracts. Such transactions may require the Company to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligation.

The Company arranges secured financing by pledging firm and unpaid customer securities for bank loans, securities loaned, and to satisfy deposits required by various clearing organizations. In the event the counterparty is unable to return such securities pledged, the Company may be exposed to the risks of acquiring the securities at prevailing market prices or holding collateral possessing a market value less than that of the related pledged securities. The Company seeks to control these risks by monitoring the market value of securities pledged and requiring adjustments of collateral levels where necessary.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with whom it conducts business.

(11) Fair Value Considerations

Substantially all the Company's financial instruments are carried at fair value or amounts that approximate fair value. Receivables from customers, primarily consisting of floating rate loans collateralized by margin securities, earn interest at rates similar to other such loans made throughout the industry. The Company's remaining financial instruments are generally short-term in nature and liquidate at their carrying values. The estimated fair value amounts have been determined by the Company using available market information and appropriate methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

(12) Commitments and Contingencies

The Company conducts its operations from leased facilities. The following is a schedule by year of future minimum rental payments required under leases that have remaining non-cancelable lease terms in excess of one year as of September 30, 2008:

		Related Party	Third Party
2009	$	755,887	5,283,463
2010		767,225	4,731,061
2011		778,733	3,917,446
2012		790,414	3,101,392
2013		802,271	1,873,922
Thereafter		134,042	1,113,949
	$	4,028,572	20,021,233

The Company has a partially self-insured plan for eligible employee medical and dental expenses. Stop loss insurance is maintained for individual claims in excess of $125,000 for each policy year. In addition, the Company has an aggregate stop loss in place of approximately $7,357,458 at September 30, 2008. The Company is also self-insured for employee short-term disability coverage. The maximum coverage period is fifty weeks. Benefits are subject to certain weekly compensation limits.

The Company is involved in various claims and litigation. In the opinion of management, following consultation with legal counsel, the ultimate liability or disposition thereof is not expected to have a material adverse effect on the financial condition, results of operations or liquidity of the Company.

(13) Acquisition

On December 31, 2004, the Company completed an asset acquisition of Kirkpatrick Pettis Smith, Polian, Inc. (KPSP). The purchase price paid of $414,459 was based on the fair value of the assets acquired of $853,145 less liabilities assumed at closing of $688,686, plus a premium of $250,000.

The $250,000 premium paid was recorded as an intangible asset and was amortized on a straight-line basis over its estimated useful life of 3 years, which ended on December 31, 2007.

In conjunction with the acquisition, the Company entered into employment agreements with certain key KPSP employees obligating the company to pay compensation (the Retention Compensation) over three years up to a maximum amount of $4,650,000. The Retention Compensation was expensed over the three year term of the employment agreements, which ended on December 31, 2007.

END